UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FiscalNote Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

337655 104

(CUSIP Number)

c/o FiscalNote Holdings, Inc.

1201 Pennsylvania Avenue NW, 6th Floor,

Washington, D.C. 20004

(202) 793-5300

Ice Miller LLP

Stephen J. Hackman, Esq. & Pierce H. Han, Esq.

200 Massachusetts Ave NW, Suite 400

Washington, DC 20001

(202) 807-4039

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337655 104	Schedule 13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Gerald Yao
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 29,697,361[1,2]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,322,209[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,322,209[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.02%[2]
14.	TYPE OF REPORTING PERSON (see instructions) IN

[1]

Reflects (i) 1,113,993 shares of Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), held by the Gerald Yao Revocable Trust, dated January 10, 2019 (the “Yao Trust”), over which Mr. Yao is trustee and in such capacity holds sole voting and dispositive power, (ii) 68,305 shares of Class B Common Stock held by the Gerald Yao 2021 GRAT, over which Mr. Yao is trustee and in such capacity holds sole voting and dispositive power over the shares, and (iii) 139,911 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock” and, together with the Class B Common Stock, the “Common Stock”) held individually or by the Yao Trust, including shares over which Mr. Yao has the right to acquire dispositive power upon the exercise of options exercisable as of or within 60 days.

[2]

Based on 120,941,702 shares of Class A Common Stock and 8,290,921 shares of Class B Common Stock outstanding as of November 1, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2023. The Class A Common Stock and Class B Common Stock have identical economic rights, but holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to 25 votes per share.

CUSIP No. 337655 104	Schedule 13D	Page 3 of 5 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the original statement on Schedule 13D (the “Original Statement”) filed by Gerald Yao (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on August 8, 2022 with respect to shares of the Class A Common Stock and Class B Common Stock of FiscalNote Holdings, Inc., a Delaware Corporation (the “Issuer”). The Original Statement, as amended by this Amendment No. 1, is referred to herein as the “Schedule 13D”.

The Schedule 13D is hereby amended and supplemented as detailed below, and, except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 9, 2023, Mr. Timothy Hwang, the Chairman and Chief Executive Officer of the Issuer held initial discussions with certain senior management members and the Board of Directors (the “Board”) of the Issuer, including the Reporting Person, regarding Mr. Hwang’s interest in putting together a consortium to explore a potential go-private transaction. Mr. Hwang has not yet provided any specific proposal, and there can be no assurance that one will be made. Mr. Hwang has confirmed that he will condition any proposed go-private transaction on approval of the transaction by the special committee of directors established by the Board to evaluate any proposal it receives from Mr. Hwang regarding such a transaction, as well as any other transaction proposals that may be submitted to the Issuer, and approval of a majority of the unaffiliated stockholders of the Issuer. As a result of these discussions, the Reporting Person intends to continue discussions with Mr. Hwang and may decide to join any proposal offered by Mr. Hwang. There can be no assurance that the foregoing will result in any transaction or any other strategic change or outcome, or as to the timing of any of the foregoing.

The Reporting Person may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Person may engage in discussions with the Issuer’s senior management, the Board, stockholders and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore material changes to the business plan or capitalization of the Issuer. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to, an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Other than as described above, the Reporting Person does not currently have any plans or proposals of his own that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may take steps to change or influence the CEO’s purpose or formulate different plans or proposals of his own with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	See responses to Items 11 and 13 on each cover page.

(b)	See responses to Items 7, 8, 9 and 10 on each cover page.

(c)

On October 10, 2023, the Reporting Person entered into a transaction involving the withholding of 801 shares of the Issuer’s Class A Common Stock to satisfy the Reporting Person’s tax obligation in connection with the vesting of 2,742 restricted stock units. On November 7, 2023, the Reporting Person entered into a transaction involving the withholding of 801 shares of the Issuer’s Class A Common Stock to satisfy the Reporting Person’s tax obligation in connection with the vesting of 2,742 restricted stock units.

Except as set forth in this Schedule 13D, the Reporting Person has not, to the best of their knowledge, engaged in any transaction with respect to the Class A Common Stock or Class B Common Stock of the Issuer during the sixty days prior to the date of filing this Schedule 13D.

(d)	Not applicable.

CUSIP No. 337655 104	Schedule 13D	Page 4 of 5 Pages

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

CUSIP No. 337655 104	Schedule 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 29, 2023

By:	/s/ Gerald Yao
Name:	Gerald Yao